SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BurgerFi International, Inc.
(Name of Issuer)

Class A Common Stock, $.0001 par value
(Title of Class of Securities)

12122L01
(CUSIP Number)

The John Rosatti Family Trust dated August 27, 2001, as amended
101 US Highway 1
North Palm Beach, Florida 33408
(561) 650-7940

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Laura Anthony, Esq.
Anthony L.G., PLLC
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401
 (561) 514-0936
March 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L101

1	NAMES OF REPORTING PERSONS
The John Rosatti Family Trust dated August 27, 2001, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,789,040

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,789,040

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 The percentage is based on 21,303,500 shares of common stock outstanding as of December 31, 2021 (according to a statement in the issuer's Form S-3 Registration Statement as filed with the Securities and Exchange Commission on January 5, 2022).

CUSIP No.  12122L101

1	NAMES OF REPORTING PERSONS
John Rosatti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,789,040

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,789,040

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,789,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 The percentage is based on 21,303,500 shares of common stock outstanding as of December 31, 2021 (according to a statement in the issuer's Form S-3 Registration Statement as filed with the Securities and Exchange Commission on January 5, 2022).

CUSIP No.  12122L101

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by The John Rosatti Family Trust dated August 27, 2001, as amended, (“The John Rosatti Family Trust”) and its sole trustee, John Rosatti (“Mr. Rosatti”) (collectively, the “Reporting Persons”) filed on April 29, 2021 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D, filed on May 28, 2021, Amendment No. 2 filed on June 7, 2021, Amendment No. 3 filed on June 11, 2021, and Amendment No. 4 filed on June 17, 2021, and Amendment No. 5 filed on August 10, 2021 (with the Original Statement, the “Statement”) as  relating to the common stock, par value $0.0001 per share (“Common Stock”), of BurgerFi International, Inc (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 105 US Highway 1, North Palm Beach, Florida 33308.

Except as specifically amended by this Amendment, items in the Statement  are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a)          The John Rosatti Family Trust dated August 27, 2001, as amended, beneficially owns 3,789,040  shares of Common Stock, which represent approximately 17.79% of the outstanding shares of  Common Stock. By reason of being the trustee  of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to beneficially own 3,789,040 shares of Common Stock, which represent approximately 17.79% of the outstanding shares of Common Stock.

(b)         The John Rosatti Family Trust dated August 27, 2001, as amended, has the sole power to vote and sole power to dispose of 3,789,040 shares of Common Stock, which represents approximately 17.79% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to have shared power to vote and dispose of 3,789,040 shares of Common Stock, which represents approximately 17.79% of the outstanding shares of Common Stock.

(c)          On June 25, 2021, The John Rosatti Family Trust sold 3,300 Common Shares on the open market at price of $10.48.  On July 14, 2021, The John Rosatti Family Trust sold 30,000 Common Shares on the open market at price of $11.35.   On July 15, 2021, The John Rosatti Family Trust sold 28,866 Common Shares on the open market at price of $11.27.  On July 16, 2021, The John Rosatti Family Trust sold 20,876 Common Shares on the open market at a price of $11.34.  On August 2, 2021, The John Rosatti Family Trust sold 32,251 Common Shares on the open market at a price of $11.17. On August 3, 2021, The John Rosatti Family Trust sold 14,353 Common Shares on the open market at a price of $10.90.  On August 4, 2021, The John Rosatti Family Trust sold 20,254 Common Shares on the open market at a price of $10.88. On August 6, 2021, The John Rosatti Family Trust sold 15,000 Common Shares on the open market at a price of $11.47. On August 9, 2021, The John Rosatti Family Trust sold 18,200 Common Shares on the open market at a price of $11.23. On August 10, 2021, The John Rosatti Family Trust sold 23,212 Common Shares on the open market at a price of $11.20.  On March 9, 2022, The John Rosatti Family Trust sold 3,000 Common Shares on the open market at price of $4.87 per share.  On March 10, 2022, The John Rosatti Family Trust sold 3,004 Common Shares on the open market at price of $4.75 per share. On March 11, 2022, The John Rosatti Family Trust sold 3,000 Common Shares on the open market at price of $4.62 per share. Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

CUSIP No.  12122L101
Signature

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons hereby certifies that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete, and correct.

Dated:  March 11, 2022

The John Rosatti Family Trust dated August 27, 2001, as amended

By:	/s/ John Rosatti
Name: John Rosatti
Title: Trustee

/s/ John Rosatti
John Rosatti